FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2023 to October 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 14, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2023 to October 31, 2023 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 14, 2023]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of October 31, 2023

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

2.	Status of disposition

as of October 31, 2023

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) October 10	90	53,982

Subtotal	—	90	53,982

Other (exercise of stock acquisition rights)	(Date) October 2 October 3 October 5 October 10 October 12 October 16 October 18 October 20 October 24 October 31	25,000 2,000 2,500 3,000 3,000 1,000 39,300 9,900 16,900 6,400	14,765,000 1,186,000 1,482,500 1,779,000 1,759,000 593,000 4,655,300 9,900 16,900 6,400

Subtotal	—	109,000	26,253,000

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	109,090	26,306,982

3.	Status of shares held in treasury

as of October 31, 2023

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	149,023,770

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before October 31, 2023.